MYMEDS.COM, LLC

AUDITED FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2020 AND 2019

MYMEDS.COM, LLC

TABLE OF CONTENTS

SMITH
LEWIS
CHESS
& COMPANY, LLP

CERTIFIED PUBLIC
ACCOUNTANTS

Joseph H. Siebart, CPA, CVA
Kenneth N. Riddell, CPA
Kelly S. Berfield, CPA
Stephanie A. Smith, CPA
Brenda B. DiCicco, CPA

William R. Smith - Retired
Walter L. Lewis - Retired

670 Cherry Tree Lane
Uniontown PA 15401
724-438-7088
FAX: 724-438-7128

1776 Warren Road
Indiana PA 15701
724-349-9533
FAX: 724-463-1776

INDEPENDENT AUDITOR'S REPORT

Board of Directors
MyMeds.COM, LLC
103 Sandro Street
Indiana PA 15701

Report on the Financial Statements

We have audited the accompanying financial statements of MyMeds.COM, LLC (the Company), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, members' capital, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MyMeds.COM, LLC as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Smith, Lewis, Chess & Company, LLP

August 10, 2021

MYMEDS.COM, LLC
BALANCE SHEETS
DECEMBER 31,

ASSETS

	2020	2019
CURRENT ASSETS:		
Cash and cash equivalents	$ 329,990	$ 50
Prepaid expenses and other current assets	9,000	-
TOTAL ASSETS	**$ 338,990**	**$ 50**

LIABILITIES AND MEMBERS' CAPITAL

	2020	2019
CURRENT LIABILITIES:		
Deferred compensation	$ 24,000	$ -
TOTAL CURRENT LIABILITIES	24,000	-
MEMBERS' CAPITAL:		
Members' capital	314,990	50
TOTAL LIABILITIES AND MEMBERS' CAPITAL	**$ 338,990**	**$ 50**

The accompanying notes are an integral part of these financial statements.

MYMEDS.COM, LLC
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31,

	2020	FROM INCEPTION MARCH 25, TO DECEMBER 31, 2019
Net sales	$ 3,348	$ -
Less cost of sales	2,729	-
GROSS INCOME	619	-
OPERATING EXPENSES:		
Advertising	500	-
Insurance	9,072	-
Bank fees	90	-
Rent expense	7,000	-
Meals and entertainment	834	-
Office expenses	5,323	-
Travel	520	-
Guaranteed payments to member	24,000	-
Start up costs	177,238	12,326
TOTAL OPERATING EXPENSES	224,577	12,326
NET LOSS	**$ (223,958)**	**$ (12,326)**

The accompanying notes are an integral part of these financial statements.

MYMEDS.COM, LLC
STATEMENTS OF MEMBERS' CAPITAL
FOR THE YEARS ENDED DECEMBER 31,

2020

	NMMA GROUP, LLC	RADIANT HEALTHCARE, LLC	OTHER MINORITY MEMBERS	TOTAL
Beginning balance -				
January 1, 2020	$ 4,105	$ (3,244)	$ (811)	$ 50
Capital contributed	-	150,000	388,898	538,898
Net loss	(106,940)	(61,588)	(55,430)	(223,958)
ENDING BALANCE -				
DECEMBER 31, 2020	**$ (102,835)**	**$ 85,168**	**$ 332,657**	**$ 314,990**

2019

	NMMA GROUP, LLC	RADIANT HEALTHCARE, LLC	OTHER MINORITY MEMBERS	TOTAL
Beginning balance -				
April 1, 2019	$ -	$ -	$ -	$ -
Capital contributed	12,376	-	-	12,376
Net loss	(8,271)	(3,244)	(811)	(12,326)
ENDING BALANCE -				
DECEMBER 31, 2019	**$ 4,105**	**$ (3,244)**	**$ (811)**	**$ 50**

The accompanying notes are an integral part of these financial statements.

MYMEDS.COM, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2020	FROM INCEPTION MARCH 25, TO DECEMBER 31, 2019
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (223,958)	$ -
Adjustments to reconcile net loss to net cash used by operating activities:		
(Increase) decrease in assets:		
Prepaid expenses	(9,000)	-
Increase (decrease) in liabilities:		
Accounts payable and accrued liabilities	24,000	-
NET CASH USED FOR OPERATING ACTIVITIES	(208,958)	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Cash contributed by members	538,898	50
NET INCREASE IN CASH	329,940	50
Cash at beginning of year	50	-
CASH AT END OF YEAR	$ **329,990**	$ **50**
CASH PAID DURING THE YEAR FOR:		
Interest	$ -	$ -
NON-CASH TRANSACTIONS:		
Contributions of start up costs by managing member	$	$ 12,326

DISCLOSURES OF ACCOUNTING POLICY:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

A. GENERAL BACKGROUND:

MyMeds.COM, LLC (the Company) is an online pharmacy organized in the state of Pennsylvania on March 25, 2019, which provides medication through licensed physicians and existing pharmacy distribution infrastructure to patients shipped directly to their homes.

B. REVENUE AND COST RECOGNITION:

Financial statements are prepared in accordance with United States generally accepted accounting principles. Consequently, revenue is recognized on the accrual basis at the estimated net realizable amounts as medications are dispensed. Expenses and costs are also recognized and recorded on the accrual basis as incurred.

In accordance with *Accounting Standards Update "ASU" 2014-09 Revenue from Contracts with Customer*, the Company evaluated their current revenue recognition process. Revenues are recognized on a daily basis pursuant to the prescription with the individual customer once medications are dispensed. Revenues are recognized in an amount the Company expects to be entitled to, based on the services performed. The Company does not have any significant financing components as payment is received at or shortly after the monthly billing date.

The implementation of this standard did not result in a cumulative effect adjustment on the date of adoption. The impact of applying this ASU for the year ended December 31, 2019 resulted in no change in the revenue recognition process.

Contract Balances:

Per the prescriptions with customers, revenue is recognized once medications are dispensed which is considered to be the satisfaction of the Company's performance obligation. At this point, payment is unconditional. Accordingly, there are no contract assets or liabilities.

Disaggregation of Revenue from Contracts with Customers:

Revenues from prescriptions are considered to be performance obligations satisfied at a point in time. There are no performance obligations satisfied over time.

C. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENT:

The Company's financial instruments are cash and cash equivalents, and accrued liabilities. Generally accepted accounting principles require certain financial assets and liabilities to be carried at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Generally accepted accounting principles provide a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Level 1: Quoted prices in active markets for identical assets or liabilities;

Level 2: Inputs that are derived principally from or corroborated by observable market data;

Level 3: Inputs that are unobservable and significant to the overall fair value measurement.

The carrying values of cash and cash equivalents, and accrued liabilities approximate their fair values based on their short-term nature.

D. ADVERTISING COSTS:

Advertising costs are expensed as incurred. For the years ended December 31, 2020 and 2019 these costs were $500 and $- , respectively.

E. INCOME TAX STATUS:

The Company has elected under the Internal Revenue Code to be treated for income tax purposes as a Partnership. Earnings and losses are included on the personal tax returns of the members and taxed depending on their personal tax situation. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Generally accepted accounting principles provide a minimum threshold for the financial statement recognition of the tax benefits of uncertain tax positions taken or expected to be taken in filing the Company's tax returns (including the assertion of the Company's pass-through status or whether the entity is taxable in a particular tax jurisdiction). The Company recognizes a tax benefit only if it is more likely than not to be sustained upon examination (without regard to whether an examination is expected).

Management believes that the Company has no material uncertain tax positions for any tax years subject to examination and has not recorded a liability for unrecognized tax benefits as of December 31, 2020 and 2019, respectively.

F. USE OF ESTIMATES:

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. COMMITMENTS AND CONTINGENCIES:

The Company is also subject to lawsuits and claims which arise primarily in the ordinary course of business. In the opinion of legal counsel and management, the amount of any additional liability with respect to such existing or pending claims and lawsuits will not have a material impact on the financial statements.

CONCENTRATION OF CREDIT RISK ARISING FROM CASH DEPOSITS IN EXCESS OF INSURED LIMITS:
The Company maintains a cash account in a commercial bank located in Indiana, Pennsylvania. The Federal Deposit Insurance Corporation (FDIC) provides unlimited insurance coverage on non-interest bearing accounts at each qualifying financial institution and up to $250,000 on interest-bearing accounts at each qualifying financial institution. At times, balances may exceed federally insured limits. The Company has not experienced any losses in such accounts.

3. RELATED PARTY TRANSACTIONS:

One of the members of the Company is an S corporation. This S corporation is 100% owned by a related party of the pharmacy provider that the Company is using to dispense the medications. The Company pays pharmacy fees for dispensing the mediations. There were no payments made in 2019 and $653 in 2020. This represented a concentration of 0% and 24% of all pharmacy service fees paid for the respective years. There were no amounts due to or due from the related party for the years ended December 31, 2020 and 2019.

The Company leases office space from the managing member. Currently there is not a formal lease agreement, rent is charged on a month by month basis. Total rent expense for the years ended December 31, 2020 and 2019 is $7,000 and $- respectively.

4. SUBSEQUENT EVENTS:

Management has evaluated subsequent events between the end of the year and August 10, 2021, the date the financial statements were available to be issued.